FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of                                     January                                            , 20     04

_______________________________Cumberland Resources Ltd.________________________

(Translation of registrant's name into English)

950 - 505 Burrard Street, Box 72, One Bentall Centre, Vancouver, B.C., Canada, V7X 1M4

(Address of principal executive officers)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F         X                     Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                           No         X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-___________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cumberland Resources Ltd.

(Registrant)

Date     January, 30  2004                By /s/ "Kerry M. Curtis"

              Kerry M. Curtis, President & CEO

Listed on the Toronto Stock Exchange:CBD

News Release 04-03

January 29, 2004

#950 - 505 Burrard Street

Box 72, One Bentall Centre

Vancouver, BC  V7X 1M4

Phone:     604 608-2557

Fax:          604 608-2559

Website:  www.cumberlandresources.com

Email:      info@cumberlandresources.com

Cumberland Approves $4.7 Million Exploration Program for Meadowbank Gold Project

CUMBERLAND RESOURCES LTD. (CBD-TSX) is pleased to report that it has received approval from its Board of Directors for a $4.7 million 2004 exploration program for the 100% owned Meadowbank gold project located 70 kilometres north of the Hamlet of Baker Lake, Nunavut.  The 2004 exploration program will focus on exploration near existing gold deposits, numerous recently-defined prospects, and grassroots exploration within the 25 kilometre gold trend.  The program, including two phases of diamond drilling totaling approximately 12,000 metres, is expected to begin in early March and continue for approximately six months.  Meadowbank is host to the third largest undeveloped gold resource in Canada with six closely spaced, near surface gold deposits.

Meadowbank Project Resources – Q1/2004*

Resource Category	Tonnes	Grade (g/t)	Ounces Gold
Measured and Indicated	21,685,100	4.30	2,998,000
Inferred	5,699,700	4.30	788,000

“Now that the resource thresholds required for the feasibility study have been achieved, we are able to focus our exploration activities on a variety of targets developed over years of exploration on the project,” remarked Kerry Curtis, President and CEO.  “This year’s exploration program will assess future resource growth as we continue to focus on advancing the Meadowbank project to production.”

Primary Drill Targets for 2004

In the Goose Island deposit, a series of deep drill holes completed in 1997 and 1998 intersected high grade mineralization that remains open for expansion.  Some of these intersections include:

G97-163: 15.44 g/t over 3.20m at 300m below surface  (see news release NR97-7)

G98-238: 19.60 g/t over 2.05m at 270m below surface  (see news release NR98-9)

These intersections are located well below the Goose Island preliminary open pit design and represent areas of potential high grade resource additions.

The Vault deposit remains open in several directions for expansion.  To the west of the current preliminary open pit design, several holes drilled in 2003 indicate potential for the expansion of resources.  Intersections include drill hole VLT03-135 which yielded 2.84 g/t over 3.10m at 15 metres below surface.  This intersection appears to be in the same stratigraphic horizon as the Vault mineralization and is located approximately 350 metres west of the preliminary open pit design.

The Crown area represents a prospective target located 3.5 kilometres north of the Vault deposit. Gold mineralization at Crown displays similarities to the style of mineralization at the Vault deposit.  Mineralization in both outcrop and float was discovered in 2003 as a result of following up reverse circulation drill anomalies.  Eleven grab samples taken from two islands in Wally Lake assayed between 1.33 g/t and 13.45 g/t.

News Release 04-03

Page Two

Cumberland is a mineral exploration and development company which holds interests in two undeveloped gold properties in Canada:  Meadowbank (100%) and Meliadine West (22% carried to production).  Cumberland is well financed and is currently evaluating a 10 year open pit mine plan based on a  preliminary assessment** completed in January 2002, which indicated the Meadowbank property could support a production rate of approximately 250,000 ounces per year.

CUMBERLAND RESOURCES LTD.

”Kerry M. Curtis, B.Sc., Geo.”
President and CEO

For further information contact:  Kerry Curtis, President and CEO or Joyce Musial, Manager, Investor Relations

* Q1/2004 resource estimates were prepared in conformance with the requirements set out in National Instrument 43-101 by AMEC independent qualified persons as defined by NI 43-101. All resource estimates (except for the PDF deposit) have been prepared by AMEC independent qualified persons as defined by NI 43-101 under the direction of Steve Blower P.Geo.  Resource estimation models for all deposits were estimated using three-dimensional block model methods employing inverse distance methods. Grade capping strategies were developed and applied by AMEC and include application of capping and/or capping with distance restrictions on high grade assays.  Resources were classified as measured only in areas defined by close spaced drilling and trench exposures.  Indicated resources for all of the deposits are generally within 25 metres of a drill hole, and are supported by a minimum of two drill holes.

** Cautionary Note:  The preliminary assessment completed in January 2002 is preliminary in nature, included inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the preliminary assessment will be realized. The production forecast used in the Preliminary Assessment included approximately 5.9 million tonnes of Inferred Mineral Resource, or 41% of the total forecast.  In compliance with National Instrument 43-101, the Company issued a Technical Report which is available at www.sedar.com for review.

Mineral resources that are not mineral reserves do not have demonstrated economic viability.  Mineral resource estimates do not account for mineability, selectivity, mining loss and dilution.  These mineral resource estimates include inferred mineral resources that are normally considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves.  There is also no certainty that these inferred resources will be converted to measured and indicated categories through further drilling, or into mineral reserves once economic considerations are applied.  The standards employed by AMEC in estimating the mineral resources differ significantly from the requirements of the United States Securities and Exchange Commission and the resource information reported by United States companies.  The term “resources” does not equate to “reserve” and normally may not be included in documents filed with the Securities and Exchange Commission.  “Resources” are sometimes referred to as “mineralization” or “mineral deposits”.

This document contains certain forward looking statements which involve known and unknown risks, delays and uncertainties not under the Company’s control which may cause actual results, performance or achievements of the Company to be materially different from the results, performance or expectations implied by these forward looking statements.